Exhibit 99.1

CNFinance Announces Second Quarter and First Half of 2022

Unaudited Financial Results

GUANGZHOU, China, August 24, 2022 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2022 and the first half of 2022.

Second Quarter 2022 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB3,137.3 million (US$468.4 million) in the second quarter of 2022, compared to RMB3,824.5 million in the same period of 2021.

●	Total outstanding loan principal[2] was RMB9,381.9 million (US$1,400.7 million) as of June 30, 2022, compared to RMB10,411.9 million as of December 31, 2021.

●	Total interest and fees income was RMB410.6 million (US$61.3 million) in the second quarter of 2022, compared to RMB451.5 million in the same period of 2021.

●	Net income was RMB18.1 million (US$2.7 million) in the second quarter of 2022, compared to RMB65.2 million in the same period of 2021.

●	Basic earnings per ADS and diluted earnings per ADS were RMB0.27 (US$0.04) and RMB0.24 (US$0.04), respectively, in the second quarter of 2022, compared to RMB0.95 and RMB0.94, respectively, in the same period of 2021.

First Half of 2022 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB5,404.6 million (US$806.9 million) in the first half of 2022, compared to RMB6,666.2 million in the same period of 2021.

●	Total interest and fees income was RMB828.0 million (US$123.6 million) in the first half of 2022, compared to RMB876.6 million in the same period of 2021.

●	Net income was RMB61.2 million (US$9.1 million) in the first half of 2022, compared to net income of RMB150.9 million in the same period of 2021.

●	Basic earnings per ADS and diluted earnings per ADS were RMB0.90 (US$0.13) and RMB0.80 (US$0.12), respectively, in the first half of 2022, compared to RMB2.20 and RMB2.17 respectively, in the same period of 2021.

Mr. Bin Zhai, Chairman and Chief Executive Officer of CNFinance, commented, “During the second quarter of 2022, we maintained stable business operations despite regional city lockdowns due to pandemic prevention and control measures. We originated loans of RMB3.1 billion under our collaboration with trust companies and introduced loans of RMB200 million to the commercial bank partners. In light of the strict local measures implemented to contain the COVID-19 pandemic as well as the uncertainties associated with China’s real estate industry, we also recorded a provision for credit losses accordingly.

Going forward, we are likely to be continuously challenged by economic fluctuations. On the other hand, however, we are confident that as China’s economic growth starts to recover, and more supportive policies toward MSEs take effect, we are presented with vast business opportunities. In order to serve more MSE owners and fulfill our mission to provide accessible, affordable and efficient financing solutions to micro- and small-enterprise owners in China, we will strive to expand our sales channels, diversify our product portfolio, reduce our funding costs, and improve post-loan management efficiency to help sales partners expand their business scale.”

[1]	Refers to the total amount of loans CNFinance originated during the relevant period.
[2]	Refers to the total amount of loans outstanding for CNFinance at the end of the relevant period.

Second Quarter 2022 Financial Results

Total interest and fees income decreased by 9.1% to RMB410.6 million (US$61.3 million) for the second quarter of 2022 from RMB451.5 million in the same period of 2021.

Interest and financing service fees on loans decreased by 9.1% to RMB408.1 million(US$60.9million) for the second quarter of 2022 from RMB448.8 million in the same period of 2021, primarily due to the decrease of average daily outstanding loan principal in the second quarter of 2022 as compared to the same period of 2021. The decrease in average daily outstanding loan principal was due to the lower loan facilitation volume in the second quarter of 2022 resulted from the lockdowns due to local outbreaks of COVID-19 in multiple cities within China.

Interest on deposits with banks decreased by 7.4% to RMB2.5 million (US$0.4 million) for the second quarter of 2022 from RMB2.7 million in the same period of 2021, primarily due to smaller average daily balances of time deposits.

Interest and fees expenses decreased by 3.9% to RMB187.3 million (US$28.0 million) for the second quarter of 2022, compared to RMB195.0 million in the same period of 2021, primarily due to the decrease of principals of other borrowings.

Net interest and fees income was RMB223.3 million (US$33.3 million) for the second quarter of 2022, a decrease of 12.9% from RMB256.5 million in the same period of 2021.

Collaboration cost for sales partners decreased by 28.2% to RMB76.6 million (US$11.4 million) for the second quarter of 2022 from RMB106.7 million in the same period of 2021, primarily attributable to the lower fee rate the Company paid to the sales partners in the second quarter of 2022 as compared to the same period of 2021, resulted from the lower average effective interest rates of outstanding loans.

Net interest and fees income after collaboration cost was RMB146.7 million (US$21.9 million) for the second quarter of 2022, a decrease of 2.1% from RMB149.8 million in the same period of 2021.

Provision for credit losses increased by 439.5% to RMB79.3 million (US$11.8 million) for the second quarter of 2022 from RMB14.7 million in the same period of 2021. The increase was due to the increasing economic uncertainties caused by lockdowns in reaction to local outbreaks of COVID-19 as well as the downward pressure faced by China’s real estate market during the second quarter of 2022.

Net gains on sales of loans increased by 98.3% to RMB23.6 million (US$3.5 million) for the second quarter of 2022 from RMB11.9 million in the same period of 2021 resulted from the increase of instalment payments fully made by sales partners who signed agreements to repurchase delinquent loans by instalments.

Other gains, net increased by 33.0% to RMB13.7 million (US$2.0 million) for the second quarter of 2022 from RMB10.3 million in the same period of 2021.

Total operating expenses increased by 4.6% to RMB91.4 million (US$13.6 million) for the second quarter of 2022, compared with RMB87.4 million in the same period of 2021.

Employee compensation and benefits decreased by 6.5% to RMB48.6 million (US$7.3 million) for the second quarter of 2022 from RMB52.0 million in the same period of 2021, primarily attributable to smaller incentives paid to the employees resulted from lower loan origination volume during the second quarter of 2022.

Share-based compensation expenses decreased by 68.1% to RMB1.5 million (US$0.2 million) for the second quarter of 2022 from RMB4.7 million in the same period of 2021. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted will be vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period.

Taxes and surcharges increased by 7.1% to RMB9.0 million (US$1.3 million) for the second quarter of 2022 from RMB8.4 million for the same period of 2021, primarily attributable to an increase in the non-deductible value added tax (“VAT”). The increase in VAT was attributable to the characterization of certain amounts as “service fees charged to trust plans” which are a non-deductible item. According to the PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. “Service fees charged to trust plans” was increased in the second quarter of 2022 compared to the same period of 2021 due to newly established trust plans.

Operating lease cost decreased by 8.1% to RMB3.4 million (US$0.5 million) for the second quarter of 2022 as compared to RMB3.7 million for the same period of 2021, mainly due to the overall lowered leasing prices of commercial properties in some cities resulted from the local outbreaks of COVID-19 during the quarter.

Other expenses increased by 55.4% to RMB28.9 million (US$4.3 million) for the second quarter of 2022 from RMB18.6 million in the same period of 2021, primarily due to the increase in (a) attorneys’ fees associated with legal proceeding of NPLs, and (b) fees paid to local channels for introducing sales partners to the Company in the second quarter of 2022.

Income tax expense decreased by 60.7% to RMB3.3 million (US$0.5 million) for the second quarter of 2022 from RMB8.4 million in the same period of 2021, primarily due to a decrease in the amount of taxable income.

Effective tax rate increased to 15.3% for the second quarter of 2022 from 11.4% in the same period of 2021, primarily due the decrease of proceeds of tax-free dividends from securities investment funds. Such proceeds were RMB1.0 million (US$0.2 million) in the second quarter of 2022 as compared to RMB42.9 million in the same period of 2021.

Net income decreased by 72.2% to RMB18.1 million (US$2.7 million) for the second quarter of 2022 from RMB65.2 million in the same period of 2021.

Basic earnings per ADS and diluted earnings per ADS were RMB0.27 (US$0.04) and RMB0.24 (US$0.04), respectively, in the second quarter of 2022, compared to RMB0.95 and RMB0.94, respectively, in the same period of 2021. One ADS represents 20 ordinary shares.

First Half of 2022 Financial Results

Total interest and fees income decreased by 5.5% to RMB828.0 million (US$123.6 million) in the first half of 2022 from RMB876.6 million in the same period of 2021, primarily due to a decrease in the Company’s interest income on loans.

Interest and financing service fees on loans decreased by 5.5% to RMB822.7 million (US$122.8 million) in the first half of 2022 from RMB870.8 million in the same period of 2021, primarily due to the decrease of average daily outstanding loan principal in the first half of 2022 as compared to the same period of 2021. The decrease in average daily outstanding loan principal was due to the lower loan facilitation volume in the first half of 2022 resulted from the lockdowns due to local outbreaks of COVID-19 in multiple cities within China.

Interest on deposits with banks decreased by 8.6% to RMB5.3 million (US$0.8 million) in the first half of 2022 from RMB5.8 million in the same period of 2021, primarily due to smaller average daily balance of time deposits.

Interest and fees expenses increased by 10.5% to RMB388.2 million (US$58.0 million) in the first half of 2022 from RMB351.2 million in the same period in 2021, primarily due to the increase of the funding costs from trust companies.

Net interest and fees income was RMB439.8 million (US$65.6 million) for the first half of 2022, representing a decrease of 16.3% from RMB525.4 million in the same period of 2021.

Collaboration cost for sales partners decreased by 23.7% to RMB156.2 million (US$23.3 million) for the first half of 2022 from RMB204.8 million in the same period of 2021, primarily attributable to lower fee rate the Company paid to the sales partners in the first half of 2022 as compared to the same period of 2021, resulted from the lower average effective interest rates of outstanding loans.

Net interest and fees income after collaboration cost decreased by 11.5% to RMB283.6 million (US$42.3 million) for the first half of 2022 from RMB320.6 million in the same period of 2021.

Recovery/(Provision) for credit losses recorded a provision of RMB111.9 million (US$16.7 million) for the first half of 2022, compared to recovery of RMB2.5 million in the same period in 2021. The increase was due to the increasing economic uncertainties caused by lockdowns in reaction to local outbreaks of COVID-19 as well as the downward pressure faced by China’s real estate market during the first half of 2022.

Net gains on sales of loans increased by 47.4% to RMB31.4 million (US$4.7 million) for the first half of 2022 from RMB21.3 million in the same period of 2021 resulted from the increase of instalments payments fully made by sales partners who signed agreements to repurchase delinquent loans by instalments.

Other gains, net increased by 74.6% to RMB31.6 million (US$4.7million) for the first half of 2022 from RMB18.1 million in the same period of 2021, primarily due to the increase of Credit Risk Mitigation Positions forfeited by the sales partners.

Total operating expenses decreased by 5.7% to RMB171.3 million (US$25.6 million) in the first half of 2022, compared with RMB181.6 million in the same period of 2021.

Employee compensation and benefits decreased by 9.3% to RMB91.6 million (US$13.7 million) in the first half of 2022 from RMB101.0 million in the same period in 2021, primarily attributable to smaller incentives paid to the employees resulted from lower loan origination volume during the first half of 2022.

Share-based compensation expenses decreased by 69.1% to RMB2.9 million (US$0.4 million) in the first half of 2022 from RMB9.4 million in the same period of 2021. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted will be vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period.

Taxes and surcharges increased by 13.2% to RMB17.1 million (US$2.6 million) in the first half of 2022 from RMB15.1 million in the same period of 2021, primarily attributable to a increase in the non-deductible value added tax (“VAT”). The increase in VAT was attributable to the characterization of certain amounts as “service fees charged to trust plans” which are a non-deductible item. According to the PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. “Service fees charged to trust plans” was increased in the first half of 2022 compared to the same period of 2021 due to newly established trust plans.

Operating lease cost decreased by 10.3% to RMB7.0 million (US$1.0 million) for the first half of 2022 as compared to RMB7.8 million for the same period of 2021, mainly due to the overall lowered leasing prices of commercial properties in some cities resulted from the local outbreaks of COVID-19 in the first half of 2022.

Other expenses increased by 9.1% to RMB52.7 million (US$7.9 million) in the first half of 2022 from RMB48.3 million in the same period of 2021, primarily due to the increase in (a) attorneys’ fees associated with legal proceeding of NPLs, and (b) fees paid to local channels for introducing sales partners to the Company.

Income tax expense was RMB18.7 million (US$2.8 million) in the first half of 2022, as compared to RMB37.6 million in the same period of 2021, primarily due to decrease in taxable income in the first half of 2022 as compared to the same period of 2021.

Effective tax rate increased to 23.4% for the first half of 2022 from 20.0% in the same period of 2021, primarily due the decrease of proceeds of tax-free dividends from securities investment funds. Such proceeds were RMB1.0 million (US$0.2 million) in the first half of 2022 as compared to RMB57.9 million in the same period of 2021.

Net income was RMB61.2 million (US$9.1 million) in the first half of 2022, as compared to RMB150.9 million in the same period of 2021.

Basic earnings per ADS and diluted earnings per ADS were RMB0.90 (US$0.13) and RMB0.80 (US$0.12), respectively, in the first half of 2022, compared to RMB2.20 and RMB2.17 respectively, in the same period of 2021. One ADS represents 20 ordinary shares.

As of June 30, 2022, the Company had cash and cash equivalents and restricted cash of RMB1.4 billion (US$0.2 billion), compared with RMB2.2 billion as of December 31, 2021, including RMB0.9 billion (US$0.1 billion) and RMB1.5 billion from structured funds as of June 30, 2022 and December 31, 2021, respectively, which could only be used to grant new loans and activities.

The delinquency ratio for loans originated by the Company increased from 24.1% as of December 31, 2021 to 25.4% as of June 30, 2022. Under the collaboration model, the delinquency ratio for first lien loans decreased from 29.1% as of December 31, 2021 to 29.0% as of June 30, 2022, and the delinquency ratio for second lien loans increased from 19.5% as of December 31, 2021 to 23.1% as of June 30, 2022. Under the traditional facilitation model, the delinquency ratio for first lien loans increased from 76.0% as of December 31, 2021 to 94.9% as of June 30, 2022, and the delinquency ratio for second lien loans increased from 75.8% as of December 31, 2021 to 100.0% as of June 30, 2022.

The delinquency ratio (excluding loans held for sale) for loans originated by the Company decreased from 16.2% as of December 31, 2021 to 14.9% as of June 30, 2022. Under the collaboration model, the delinquency ratio for first lien loans (excluding loans held for sale) decreased to 16.4% as of June 30, 2022 as compared to 18.9% as of December 31, 2021, and the delinquency ratio for second lien loans (excluding loans held for sale) increased from 14.1% as of December 31, 2021 to 14.6% as of June 30, 2022. Under the traditional facilitation model, the delinquency ratio for first lien loans (excluding loans held for sale) decreased from 49.7% as of December 31, 2021 to 27.9% as of June 30, 2022, and the outstanding balance of second lien loans under the traditional facilitation model as of June 30, 2022 was nil.

The NPL ratio for loans originated by the Company increased from 9.4% as of December 31, 2021 to 11.6% as of June 30, 2022. Under the collaboration model, the NPL ratio for first lien loans increased from 12.5% as of December 31, 2021 to 14.7% as of June 30, 2022, and the NPL ratio for second lien loans increased from 6.0% as of December 31, 2021 to 8.9% as of June 30, 2022. Under the traditional facilitation model, the NPL ratio for first lien loans increased from 59.2% as of December 31, 2021 to 94.9% as of June 30, 2022, and the NPL ratio for second lien loans increased from 64.2% as of December 31, 2021 to 97.2% as of June 30, 2022.

The NPL ratio (excluding loans held for sale) for loans originated by the Company decreased from 2.1% as of December 31, 2021 to 1.9% as of June 30, 2022. Under the collaboration model, the NPL ratio for first lien loans (excluding loans held for sale) decreased from 3.0% as of December 31, 2021 to 2.2% as of June 30, 2022, and the NPL ratio for second lien loans (excluding loans held for sale) was 1.7% as of June 30, 2022 as compared to 1.4% as of December 31, 2021. Under the traditional facilitation model, the NPL ratio for first lien loans (excluding loans held for sale) increased from 14.4% as of December 31, 2021 to 27.9% as of June 30, 2022, and the outstanding balance of second lien loans under the traditional facilitation model as of June 30, 2022 was nil.3

[3]	The Company has ceased facilitating loans under the traditional facilitation model since December 2018. As of June 30, 2022, the outstanding loan principal under the traditional facilitation model was RMB73.7 million (RMB0.7 million excluding loans held for sale).

Recent Development

US$20 Million Share Repurchase Program

On March 16, 2022, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares in the form of American depositary shares (ADSs) during a period of up to 12 months commencing on March 16, 2022. As of June 30, 2022, the Company had repurchased an aggregate of approximately US$5.0 million worth of its ADSs under this share repurchase program.

Resignation of Directors

On August 23, 2022, the Company’s Board of Directors accepted the resignation tendered by Mr. Ning Li and Mr. Peng Ge as directors of the Company, including any applicable board committee, effective immediately. Following their resignation, Mr. Li and Mr. Ge will not hold any position at the Company. The resignation of each of Mr. Li and Mr. Ge was due to personal reasons and changes in our shareholding structure, respectively, and each of them confirmed that he has no disagreement with the Board. The Board would like to take this opportunity to express its appreciation and gratitude to Mr. Li and Mr. Ge for their contributions and services to the Company.

Business Outlook

The extent to which the COVID-19 pandemic impacts the Company’s results of operations will depend on future developments of the pandemic in China and across the globe, which are subject to change and substantial uncertainty and therefore cannot be predicted. For the third quarter of 2022, based on the information available as of the date of this press release, we expect net income to be between RMB0 and RMB50 million.

The above outlook is based on the current market conditions and reflects our current and preliminary estimates of market and operating conditions, which are all subject to substantial uncertainty.

Conference Call

CNFinance’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, August 24, 2022 (8:00 PM Beijing/ Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-3018-4992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on August 31, 2022.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	9595023

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2022, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, fluctuations in general economic and business conditions in China, the impact and future development of COVID-19 pandemic in China and across the globe, and relevant government law, rules, policies or guidelines relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company) is a leading home equity loan service provider in China. CNFinance conducts business by collaborating with sales partners and trust company partners. Sales partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to its trust company partners who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitated are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands)

	December 31, 2021	June 30, 2022
	RMB	RMB	US$
Assets
Cash, cash equivalents and restricted cash	2,231,437	1,443,164	215,459
Loans principal, interest and financing service fee receivables	9,412,718	8,427,565	1,258,202
Allowance for credit losses	975,851	838,648	125,207
Net loans principal, interest and financing service fee receivables	8,436,867	7,588,917	1,132,995
Loans held-for-sale (including RMB24,696,075 and RMB16,631,781 measured at fair value as of December 31, 2021 and June 30, 2022, respectively)	733,975	940,841	140,464
Investment securities	1,088,044	1,418,642	211,798
Property and equipment	3,042	3,176	474
Intangible assets and goodwill	4,009	3,744	559
Deferred tax assets	21,068	2,952	441
Deposits	156,954	134,022	20,009
Right-of-use assets	16,197	18,608	2,778
Guaranteed assets	1,289,752	1,315,561	196,408
Other assets	404,826	256,797	38,339

Total assets	14,386,171	13,126,424	1,959,724
Liabilities and shareholders’ equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	45,250	-	-
Other borrowings	8,041,892	6,988,072	1,043,292
Accrued employee benefits	24,224	19,002	2,837
Income taxes payable	154,957	161,528	24,115
Deferred tax liabilities	151,829	70,358	10,504
Lease liabilities	15,521	17,582	2,625
Credit risk mitigation position	1,348,450	1,297,359	193,691
Other liabilities	785,761	717,177	107,072

Total liabilities	10,567,884	9,271,078	1,384,136

Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2021 and June 30, 2022)	917	917	137
Treasury stock	-	(35,888)	(5,358)
Additional paid-in capital	1,018,429	1,021,316	152,478
Retained earnings	2,824,335	2,885,527	430,798
Accumulated other comprehensive losses	(25,394)	(16,526)	(2,467)

Total shareholders’ equity	3,818,287	3,855,346	575,588

Total liabilities and shareholders’ equity	14,386,171	13,126,424	1,959,724

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended June 30,
	2021	2022	2022
	RMB	RMB	US$
Interest and fees income
Interest and financing service fees on loans	448,807	408,080	60,925
Interest on deposits with banks	2,701	2,493	372

Total interest and fees income	451,508	410,573	61,297
Interest expenses on interest-bearing borrowings	(194,982)	(187,304)	(27,964)

Total interest and fees expenses	(194,982)	(187,304)	(27,964)

Net interest and fees income	256,526	223,269	33,333
Collaboration cost for sales partners	(106,692)	(76,599)	(11,436)

Net interest and fees income after collaboration cost	149,834	146,670	21,897
Provision for credit losses	(14,653)	(79,309)	(11,840)
Net interest and fees income after collaboration cost and provision for credit losses	135,181	67,361	10,057
Realized gains on sales of investments, net	3,643	8,066	1,204
Net gains on sales of loans	11,896	23,613	3,525
Other gains, net	10,332	13,731	2,051
Total non-interest income	25,871	45,410	6,780

Operating expenses
Employee compensation and benefits	(52,053)	(48,602)	(7,256)
Share-based compensation expenses	(4,692)	(1,444)	(216)
Taxes and surcharges	(8,374)	(9,036)	(1,349)
Operating lease cost	(3,662)	(3,435)	(513)
Other expenses	(18,618)	(28,863)	(4,309)

Total operating expenses	(87,399)	(91,380)	(13,643)

Income before income tax expense	73,653	21,391	3,194
Income tax expense	(8,407)	(3,276)	(489)

Net income	65,246	18,115	2,705
Earnings per share
Basic	0.05	0.01	0.001
Diluted	0.05	0.01	0.001
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	0.95	0.27	0.04
Diluted	0.94	0.24	0.04

Other comprehensive (losses)/income
Foreign currency translation adjustment	(5,624)	11,107	1,658
Comprehensive income	59,622	29,222	4,363

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Six months ended June 30,
	2021	2022	2022
	RMB	RMB	US$
Interest and fees income
Interest and financing service fees on loans	870,787	822,740	122,832
Interest on deposits with banks	5,783	5,242	783
Total interest and fees income	876,570	827,982	123,615
Interest expenses on interest-bearing borrowings	(351,241)	(388,194)	(57,956)

Total interest and fees expenses	(351,241)	(388,194)	(57,956)
Net interest and fees income	525,329	439,788	65,659
Collaboration cost for sales partners	(204,760)	(156,203)	(23,320)

Net interest and fees income after collaboration cost	320,569	283,585	42,339
Recovery/(Provision) for credit losses	2,535	(111,919)	(16,709)
Net interest and fees income after collaboration cost and provision for credit losses	323,104	171,666	25,630
Realized gains on sales of investments, net	7,561	16,432	2,453
Net gains on sales of loans	21,289	31,424	4,692
Other gains, net	18,133	31,609	4,719
Total non-interest income	46,983	79,465	11,864

Operating expenses
Employee compensation and benefits	(101,009)	(91,650)	(13,683)
Share-based compensation expenses	(9,383)	(2,887)	(431)
Taxes and surcharges	(15,080)	(17,084)	(2,551)
Operating lease cost	(7,817)	(6,983)	(1,043)
Other expenses	(48,330)	(52,666)	(7,863)

Total operating expenses	(181,619)	(171,270)	(25,571)

Income before income tax expense	188,468	79,861	11,923
Income tax expense	(37,642)	(18,669)	(2,787)
Net income	150,826	61,192	9,136
Earnings per share
Basic	0.11	0.04	0.006
Diluted	0.11	0.04	0.006
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	2.20	0.90	0.13
Diluted	2.17	0.80	0.12

Other comprehensive (losses)/income
Foreign currency translation adjustment	(2,688)	8,867	1,324
Comprehensive income	148,138	70,059	10,460